Exhibit 99.1

PRESS RELEASE

ASPEN APPOINTS WILLIAM MILLER AS GROUP CHIEF ACTUARIAL OFFICER

HAMILTON, Bermuda, May 26 2021 – Aspen Insurance Holdings Limited (“Aspen”), is pleased to announce the appointment of William (Bill) Miller as its new Group Chief Actuarial Officer, effective July 1 2021, subject to immigration approval.

Bill joins from KPMG in Bermuda where he is Managing Director, Actuarial, responsible for advising some of the leading international (re)insurers. Prior to joining KPMG in 2014, Bill spent 12 years at Chubb legacy ACE, where he was latterly Chief Actuary for its Risk Management & Foreign Casualty divisions. Bill’s actuarial career spans 35 years within the non-life sector and also includes roles at Travelers, NCCI, Reliance National and at Willis Towers Watson working as a senior consultant actuary.

Bill’s arrival marks the rebuilding of Aspen’s actuarial function as part of the group’s operational, strategic and cultural transformation that continues to gather momentum. Bill will report into Executive Chairman and Group Chief Executive Officer Mark Cloutier and will be responsible for overseeing Aspen’s core actuarial services.

Bill will be based in Aspen’s Bermuda offices and will replace current Executive Vice President and Group Chief Actuary Andrew (Andy) Kudera, who has departed Aspen to pursue other opportunities.

Bill commented: “It is tremendously exciting to join the Aspen team at this stage in its journey. I am looking forward to working collaboratively with my new colleagues – and harnessing our combined expertise to support the wider business.”

Mark Cloutier commented: “I’m delighted to welcome Bill to Aspen. With three decades of actuarial and non-life expertise, he is the right person to support our evolving actuarial function at a time when risk management and pricing accuracy forms a key focus for Aspen to become a top quartile specialty (re)insurer. I would like to thank Andy for the contribution he has made to Aspen and would like to wish him well with his new endeavours.”

-Ends-

For further information:

Media
Peter Krinks
Senior Group Communications Manager
peter.krinks@aspen.co
+44 (0)20 7184 8544

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore,

Switzerland, the United Kingdom and the United States. For the year ended December 31, 2020, Aspen reported $13.2 billion in total assets, $7.2 billion in gross reserves, $3.0 billion in total shareholders’ equity and $3.7 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication and other written or oral statements made by or on behalf of Aspen contain forwardlooking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and 2 Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 3D, “Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2020, each of which is incorporated herein by reference.